UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMCOL International Corporation

(Name of Subject Company (Issuer))

Imerys Minerals Delaware, Inc.

a wholly owned subsidiary of

Imerys SA

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

02341W103

(CUSIP Number of Class of Securities)

Denis Musson

Vice-President, General Counsel & Company Secretary

Imerys SA

154 rue de l’Université

75007 Paris, France

+ 33 (0) 1 49 55 63 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kenneth M. Wolff

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Imerys Minerals Delaware, Inc., a Delaware corporation (“Purchaser”), an indirect wholly-owned subsidiary of Imerys SA, a corporation organized under the laws of France (“Parent”), for all of the outstanding common stock of AMCOL International Corporation, a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of February 11, 2014, by and among Parent, Purchaser and the Company.

The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced, and the exhibit hereto is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. This filing and the exhibit thereto is not a substitute for the tender offer materials that Parent and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other offer related tender offer documents with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Purchaser and the Company intend to mail these documents to the stockholders of the Company. These tender offer materials, as they may be amended from time to time, will contain important information about the tender offer and the stockholders of the Company and other investors are urged to read them carefully and in their entirety when they become available prior to making any decisions with respect to the tender offer. Stockholders of the Company will be able to obtain a free copy of these tender offer materials, when they become available, at the website maintained by the SEC at www.sec.gov. The Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at www.amcol.com.

EXHIBIT INDEX

(a)(5)(G)	Transcript of Imerys SA Investor Call on February 12, 2014

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